Offering Statement for Clickstream Corp.

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Clickstream Corp.

   1801 Century Park East

Suite 1201
Los Angeles, CA 90067

Eligibility

2. **The following are true for Clickstream Corp.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Michael Handelman

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Chief Financial Officer since October 2015. Mr. Handelman served as Chief Financial Officer to Lion Biotechnologies, Inc. from February 2011 until June 2015 and was a member of the Lion Bio Board of Directors from February 2013 until May 2013. Mr. Handelman served as the Chief Financial Officer and as a financial management consultant of Oxis International, Inc., a public company engaged in the research, development, and commercialization of nutraceutical products, from August 2009 until October 2011. From November 2004 to July 2009, Mr. Handelman served as Chief Financial Officer and Chief Operating Officer of TechnoConcepts, Inc., formerly a public company engaged in designing, developing, manufacturing, and marketing wireless communications semiconductors, or microchips. Prior thereto, Mr. Handelman served from October 2002 to October 2004 as Chief Financial Officer of Interglobal Waste Management, Inc., a manufacturing company, and from July 1996 to July 1999 as Vice President and Chief Financial Officer of Janex International, Inc., a children's toy manufacturer. Mr. Handelman was also the Chief Financial Officer from 1993 to 1996

of the Los Angeles Kings, a National Hockey League franchise. Mr. Handelman is a certified public accountant and holds a degree in accounting from the City University of New York. Chief Financial Officer, Clickstream Corp. - October 2015 - Present

Name
Frank Magliochetti

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Obtained a B.S. in Pharmacy from Northeastern University and entered the Masters of Toxicology program where he worked on the effects of Valium and its metabolism while taking Tagamet for the condition of anxiety induced ulcers. Frank later received his MBA from The Sawyer School of Business at Suffolk University specializing in corporate finance, completed the Advanced Management Program at Harvard Business School, and the General Management Program at Stanford Business School. Frank is finishing his Ph.D. dissertation defense in Divinity from Northwestern Seminary. Consultant, Parcae Capital - 2017 - Present, Officer & Director, Clickstream Corp. - December 2019 - Present

Name
Michael O'Hara

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Director of Clickstream over the past 3 years. involved in the field of technology since 1978 with over 30 years of industry experience managing organizations small and large. Michael worked at Lockheed Martin from 2002 through 2014 serving as Systems Engineering Director for two major national defense satellite programs and prior to that as Program Director for a low earth orbit weather satellite system that supports our military and civilian weather predictions. Prior to Lockheed, Michael worked with tech start-ups, serving as Vice President of Business Development at eSat and Vice President of Technical Operations at NetCurrents. from 2000 to 2002. From 1984 through 2000 Michael was with Hughes Aircraft Company (now Boeing) in various technical and management positions. Michaels final assignment at Hughes was as Chief Systems Engineer for a joint NOAA/NASA/DoD program. Michael holds a BS in Physics (Magna Cum Laude) from the University of Massachusetts, MS in Physics from the University of Illinois, and MS in Computer Science from the University of Illinois. Director, Clickstream Corp. - 2017 - Present

Name
Nicholas Panza

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Nick was appointed Vice President of Operations for Stemsation International, Inc. on August 6, 2019, and as a director on October 22, 2019. In 2013, Nick started his first business, American Guard Systems, LLC, a home security company based in South Florida. Mr. Panza has also owned Interactive Marketing Partners, LLC, a marketing company, from 2014 to 2018. Director, Clickstream Corp. - December 2019 - Present VP of Operations, StemSation International - August 2019 - Present Owner, Interactive Marketing Partners, LLC, - 2014 - 2018

Name
Ryan Smollar

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Florida Bar licensed attorney and the owner of Elder Law, P.A., a busy law firm based in Palm Beach County Florida. Additionally, Ryan owns and runs an escrow service also based in South Florida. Ryan has a Bachelor's degree from Florida State University and a Juris Doctorate's degree from Saint Thomas University, School of Law. Director of Clickstream Corp. - December 2019 - Present Elder Law, P.A. - Legal Practice - May 2016- Present Modlin and Associates, Legal Practice - 2015 - 2016

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

none

Securities:	0
Class:	Common Stock
Voting Power:	0.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

The Company is currently developing a free to play ("WINQUIK") gaming app being built on an analytics platform that caters to the market of casual users that will spend a few seconds to interact with a platform for free in order to win real money. Our primary target is not the sports betters or the fantasy players, who we anticipate will join over time, but rather individuals who enjoy the low barrier to entry of entering a quick contest (short time investment) with the chance to win a prize (thrill of winning something for free). Our games will initially be quick to play quiz type games that allow the user to become involved in approximately 20 seconds, and then receive results from push notifications. Game types are set up dynamically. Because the format doesn't change, we plan to run games nightly for NBA to NHL, NFL to individual events such as the Oscars, other awards shows, and new sporting events such as Soccer and NASCAR. Games and events can be automated from the backend of the operating system and launched automatically. APIs are plugged in to track results in real time, and there is a manual option to allow customs events that can be run through the platform. Within the App, game types should be set up dynamically with non-live game shows daily and live game shows with Hosts 2 to 4 times per month. We intend to initially monetize the app with corporate sponsors and advertisers.

Clickstream Corp. currently has 5 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

7. **Material factors that make an investment in Clickstream Corp. speculative or risky:**

    1. Our lack of operating history makes it difficult for you to evaluate the merits of purchasing our common stock. We are a development-stage enterprise. Our product is not market ready and we have no arrangements in place for marketing of our product. We have made no sales and have incurred operating losses since inception. Our lack of sales does not provide a sufficient basis for you to assess our business and prospects. You have no assurance we will be able to generate sufficient revenues from our business to reach a break-even level or to become profitable in future periods. Without sufficient revenues, we may be unable to create value in our common stock, to pay dividends and to become a going concern. We are subject to the risks inherent in any new business with a new product in a highly competitive marketplace. You must consider the likelihood of our success in light of the problems, uncertainties, unexpected costs, difficulties, complications and delays frequently encountered in developing and expanding a new business and the competitive environment in which we plan to operate. If we fail to successfully address these risks, our business, financial condition and results of operations would be materially harmed. Your purchase of our common stock should be considered a high risk investment because of our unseasoned, early stage business which may likely encounter unforeseen costs, expenses, competition and other problems to which such businesses are often subject.
    2. If we lose key personnel or are unable to attract and retain qualified personnel, our business could be harmed and our ability to compete could be impaired. Our success will depend to a significant degree upon the contributions of our management team which we will need to build. If we lose the services of one or more of our key members, we may be unable to achieve our business objectives. Additionally, we may be unable to attract and retain personnel with the advanced technical qualifications or managerial experience necessary for the development of our business and planned expansion into areas and activities requiring additional expertise, due to intense competition for qualified personnel among technology-based businesses.
    3. Our results of operations may be negatively impacted by the coronavirus outbreak. In December 2019, the 2019 novel coronavirus surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak and many countries, including the United States, Japan and Australia have initiated significant restrictions on business operations. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our technology and products. The future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus.
    4. Risk of expanding operations and management of growth. We expect to experience rapid growth which will place a significant strain on our financial and managerial resources. In order to achieve and manage growth effectively, we must establish, improve and expand our operational and financial management capabilities. Moreover, we will need to increase staffing and effectively train, motivate and manage our employees. Failure to manage growth effectively could harm our business, financial condition or results of operations.
    5. Operating results may significantly fluctuate from quarter to quarter and year to year. We expect that a significant portion of our revenues for the foreseeable future will be from sponsorships

and advertising as well as subscriptions. The timing of revenue in the future will depend to some extent upon the signing of sponsorship deals and the obtaining of advertising. In any one fiscal quarter we may receive multiple or no payments from our sponsors or advertisers. As a result, operating results may vary substantially from quarter to quarter, and thus from year to year. Revenue for any given period may be greater or less than revenue in the immediately preceding period or in the comparable period of the prior year.

6. If we are unable to hire qualified personnel, our ability to implement our business strategy and our operating results will likely be materially adversely affected. Our personnel are now limited to two executive officers. We must hire significant additional numbers of qualified personnel if we are to achieve our business plan. Salary and benefits of such additional personnel can be expected to place significant stress on our financial condition. And, the availability of such qualified personnel may be limited. You have no assurance we will be able to attract and retain qualified personnel in sufficient numbers to adequately staff our business operations.

7. If we are unable to effectively manage our growth, our ability to implement our business strategy and our operating results will likely be materially adversely affected. Implementation of our business plan will likely place a significant strain on our management who must develop administrative, operating and financial infrastructures. To manage our business and planned growth effectively, we must successfully develop, implement, maintain and enhance our financial and accounting systems and controls, identify, hire and integrate new personnel and manage expanded operations. Our failure to do so could either limit our growth or cause our business to fail.

8. Because we have not introduced any of our products and services, you have limited information upon which you can evaluate our business. We have not yet launched any of our products. Accordingly, you cannot evaluate our business based on operating history as an indication of our future performance. As a young company in the rapidly evolving online entertainment market, we face risks and uncertainties relating to our ability to successfully implement our business plan.

9. If we do not develop and enhance our brand, we will not be able to establish our customer base or build our revenues. The development of our brand is critical to our ability to establish our user base and build our revenues. In order to attract users and advertisers, we intend to expend funds for creating and maintaining brand loyalty. We plan to use a combination of social media, print and Web-based advertising to promote our brand. If we fail to advertise and market our brand effectively, we will lose users and our revenues will decline. Our success in promoting and enhancing our brand will also depend on our success in providing high quality content, features and functions that are attractive and entertaining to users of online game shows and multi-player games. If visitors to our Web sites, advertisers or sponsors do not perceive our services to be of high quality, the value of the brand could be diminished, we will lose users and our revenues will decline.

10. Our advertising pricing model, which is based partly on the number of advertisements delivered to our users, may not be successful. Different pricing models are used to sell advertising on the Internet. The models we adopt may prove to not be the most profitable. To the extent that we do not meet the minimum guaranteed impressions that we may be required to deliver to users under our advertising contracts, we defer recognition of the corresponding revenues until we achieve the guaranteed impression levels. To the extent that minimum guaranteed impression levels are not achieved, we may be required to provide additional impressions after the contract term, which would reduce our advertising inventory in subsequent periods. In addition, since advertising impressions may be delivered to a user's Web browser without regard to user activity, advertisers may decide that a pricing model based on user activity is preferable. As a result, we cannot accurately project our future advertising rates and revenues. If we are unable to adapt to new forms of Internet advertising or we do not adopt the most profitable form, our advertising revenues could be adversely affected.

11. We may not be able to track the delivery of advertisements on our network in a way that meets the needs of our advertisers. It is important to our advertisers that we accurately measure the delivery of advertisements on our network and the demographics of our user base. Companies may choose to not advertise on our Web sites or may pay less for advertising if they do not perceive our ability to track and measure the delivery of advertisements to be reliable. We depend on third parties to provide us with many of these measurement services. If they are unable to provide these services in the future, we would need to perform them ourselves or

obtain them from another provider. We could incur significant costs or experience interruptions in our business during the time we are replacing these services. In addition, if successful, legal initiatives related to privacy concerns could also prevent or limit our ability to track advertisements.

12. Our business may suffer if we have difficulty retaining users on our Web sites. Our business and financial results are also dependent on our ability to retain users on our Web sites. In any particular month, many of the visitors to our sites may not be registered users and many of our registered users may not visit our sites. We believe that intense competition will cause some of our registered users to seek online entertainment on other sites and spend less time on our sites. It will be relatively easy for our users to go to competing sites and we cannot be certain that any steps we take will maintain or improve our retention of users. In addition, some new users may decide to visit our Web sites out of curiosity regarding the Internet and may later discontinue using Internet entertainment services. If we are unable to retain our user base, the demand for advertising on our Web sites may decrease and our revenues may decline.
13. Currency fluctuations and exchange control regulations may adversely affect our business. Our reporting currency is the United States dollar. Our customers outside the United States, however, will be generally billed in local currencies. Our accounts receivable from these customers and overhead assets will decline in value if the local currencies depreciate relative to the United States dollar. Although we may enter into hedging transactions, we may not be able to do so effectively. In addition, any currency exchange losses that we suffer may be magnified if we become subject to exchange control regulations restricting our ability to convert local currencies into United States dollars.
14. Competition in the online entertainment industry is intense and a failure to adequately respond to competitive pressure could result in lower revenues. There are many companies that provide Web sites and online destinations targeted to audiences seeking various forms of entertainment content. All of these companies will compete with us for visitor traffic, advertising dollars and sponsorships. This competition is intense and is expected to increase significantly in the future as the number of entertainment-oriented Web sites continues to grow. Our success will be largely dependent upon the perceived value of our content relative to other available entertainment alternatives, both online and elsewhere.
15. Our plans to expand our entertainment business beyond our core game show sites may not be successful. We cannot predict whether we will be able to successfully expand into online entertainment businesses other than as set forth in our business plan described below. Expanding our business will require us to expend significant amounts of capital to be able to contend with competitors that have more experience than we do in these businesses and may also have greater resources to devote to these businesses. Also, our management may have to divert a disproportionate amount of its attention away from our day-to-day core business and devote a substantial amount of time expanding into new areas. If we are unable to effectively expand our business or manage any such expansion, our financial results will suffer, and our stock price will decline.
16. If we are not able to adapt as Internet technologies and customer demands continue to evolve, we may become less competitive and our business will suffer. We must adapt to rapidly evolving Internet technologies by continually enhancing our existing services and introducing new services to address our customers' changing demands. We expect to incur substantial costs in modifying our services and infrastructure and in recruiting and hiring experienced technology personnel to adapt to changing technology affecting providers of Internet services. If we cannot hire the necessary personnel or adapt to these changes in a timely manner or at all, we will not be able to meet our users' demands for increasingly sophisticated entertainment and we will become less competitive. As a result, our revenues would decline, and our business will suffer.
17. Changes in government regulation could adversely affect our business. Changes in the legal and regulatory environment that pertains to the Internet could result in a decrease in our revenues and an increase in our costs. New laws and regulations may be adopted. Existing laws may be applied to the Internet and new forms of electronic commerce
18. Our games and game shows are subject to gaming regulations that are subject to differing interpretations and legislative and regulatory changes that could adversely affect our ability to grow our business. We operate online games of skill and chance that are regulated in many jurisdictions and, in connection therewith, we will reward prizes to the participants. The selection of prize winners is sometimes based on chance, although none of our games requires

any form of monetary payment. The laws and regulations that govern our games, however, are subject to differing interpretations in each jurisdiction and are subject to legislative and regulatory change in any of the jurisdictions in which we offer our games. If such changes were to happen, we may find it necessary to eliminate, modify or cancel components of our products that could result in additional development costs and the possible loss of revenue.

19. User concerns and government regulations regarding privacy may result in a reduction in our user traffic. Web sites sometimes place identifying data, or cookies, on a user's hard drive without the user's knowledge or consent. Our company and many other Internet companies use cookies for a variety of different reasons, including the collection of data derived from the user's Internet activity. Any reduction or limitation in the use of cookies could limit the effectiveness of our sales and marketing efforts. Most currently available Web browsers allow users to remove cookies at any time or to prevent cookies from being stored on their hard drive. In addition, some privacy advocates and governmental bodies have suggested limiting or eliminating the use of cookies. For example, the European Union and the State of California recently adopted privacy regulations that would limit the collection and use of information regarding Internet users. These efforts will limit our ability to target advertising or collect and use information regarding the use of our Web sites, which would reduce our revenues. Fears relating to a lack of privacy could also result in a reduction in the number of our users.

20. We may be liable for the content we make available on the Internet. We plan to make content available on our Web sites and on the Web sites of our advertisers and distribution partners. The availability of this content could result in claims against us based on a variety of theories, including defamation, obscenity, negligence, copyright or trademark infringement. We could also be exposed to liability for third-party content accessed through the links from our sites to other Web sites. We may incur costs to defend ourselves against even baseless claims and our financial condition could be materially adversely affected if we are found liable for information that we make available. Implementing measures to reduce our exposure to this liability may require us to spend substantial resources and limit the attractiveness of our service to users.

21. The technical performance of our Web sites will be critical to our business and to our reputation. The computer systems that will support our Web sites will be acquired and maintained by us at significant expense. We may not be able to successfully design and maintain our systems in the future. We also will license communications infrastructure software. Any system failure, including network, software or hardware failure, that causes an interruption in our service or a decrease in responsiveness of our Web sites, could result in reduced user traffic and reduced revenue. We may experience slower response times and interruptions in service because of equipment or software down time related to the high volume of traffic on our Web sites and our need to deliver frequently updated information to our users. We cannot assure you that we will be able to expand our systems to adequately accommodate our growing user base. We could also be affected by computer viruses, electronic break-ins from unauthorized users, or other similar disruptions or attempts to penetrate our online security systems. Any secure provider system disruption or failure, security breach or other damage that interrupts or delays our operations could harm our reputation and cause us to lose users, advertisers and sponsors and adversely affect our business and operations. Our users will depend on Internet service providers, online service providers and other Web site operators for access to our Web sites. These providers have had interruptions in their services for hours and, in some cases, days, due to system failures unrelated to our systems. Any future interruptions would be beyond our control to prevent and could harm our reputation and adversely affect our business.

22. We may be unable to protect our intellectual property rights and we may be liable for infringing the intellectual property rights of others. We do not currently maintain patents on our technology and others may be able to develop similar technologies in the future. We regard our copyrights, service marks, trademarks, trade secrets and other intellectual property that we will develop as critical to our success. We will rely on trademark and copyright law, trade secret protection and confidentiality and license agreements with our employees, customers, partners and others to protect our intellectual property rights. Unauthorized use of our intellectual property by third parties may adversely affect our business and our reputation. It may be possible for third parties to obtain and use our intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. Our multi-user games will run on proprietary software systems developed by us at significant expense. Nonetheless, we do not

plan to maintain patents on our technology and others may be able to develop similar technologies in the future. We cannot be certain that our products will not infringe valid patents, copyrights, trademarks or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. Disputes concerning the ownership of rights to use intellectual property could be costly and time consuming to litigate, may distract management from other tasks of operating our business, and may result in our loss of significant rights and the loss of our ability to effectively operate our business.

23. Our Series A Convertible Preferred Stock contains Anti-Dilution Protection The holders of our Series A Convertible Preferred Stock have anti-dilution rights protecting their interest in the company from the issuance of any additional shares of capital stock (such as the issuance of shares of Common Stock pursuant to this offering) for a two year period following conversion of the Preferred Common Stock calculated at the rate of 80% on a fully dilated basis. The anti-dilution provision may have the effect of making it more difficult for the Company to raise funds for the period that such provision is in effect.

24. We will need to raise additional capital that may not be available on acceptable terms. We will require substantial additional capital over the next several years in order to implement our business plan. We expect capital outlays and operating expenditures to increase as we expand our product offerings and marketing activities. Our business or operations may change in a manner that would consume available funds more rapidly than anticipated, and substantial additional funding may be required to maintain operations, fund expansion, develop new or enhanced products or services, acquire complementary products, businesses or technologies or otherwise respond to competitive pressures and opportunities. We will raise additional capital through a variety of sources, including the public equity markets, additional private equity financings, collaborative arrangements and/or private debt financings. Additional capital may not be available on terms acceptable to us, if at all. If additional capital is raised through the issuance of equity securities, our stockholders will experience dilution, and such securities may have rights, preferences or privileges senior to those of the holders of our common stock. If we raise additional capital through the issuance of debt securities, the debt securities would have rights, preferences and privileges senior to holders of common stock, and the terms of that debt could impose restrictions on our operations. We note that there is significant uncertainty from the affect that the novel coronavirus may have on the availability, cost and type of financing.

25. If you invest in our stock, your investment may be disadvantaged by future funding, if we are able to obtain it. To the extent we obtain funding by issuance of common stock or securities convertible into common stock, you may suffer significant dilution in percentage of ownership and, if such issuances are below the then value of stockholder equity, in stockholder equity per share. In addition, any debt financing we may secure could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital with which to pursue our business plan, and to pay dividends. You have no assurance we will be able to obtain any additional financing on terms favorable to us, if at all.

26. The trading in our shares will be regulated by the Securities and Exchange Commission Rule 15G-9 which established the definition of a "Penny Stock." Our shares already trade on OTCMarkets and we are an issuer with "Pink Current Information" that uses the alternative reporting standards. You have no assurance our common stock will trade at prices above historic levels and the price needed to put it above the "penny stock" level, notwithstanding an offering price above that level. Based on the historic trading prices of our common stock and the market in which it trades, our shares are defined as a penny stock under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and rules of the SEC. The Exchange Act and penny stock rules generally impose additional sales practice and disclosure requirements on broker-dealers who sell our securities to persons other than certain accredited investors who are, generally, institutions with assets in excess of $4,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 ($300,000 jointly with spouse), or in transactions not recommended by the broker-dealer. For transactions covered by the penny stock rules, a broker dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and must deliver certain disclosures required by the Commission. Consequently, the penny stock rules

may make it difficult for you to resell any shares you may purchase.

27. We are in the process of selling our common stock via an offering under Regulation A Tier 1 that has been qualified by the U.S. securities and Exchange Commission. We are offering a number of shares of our common stock at a fixed price of $0.05 per share with no minimum to be sold up to a maximum of 100,000,000 shares, in a self-underwritten best-efforts public offering for gross proceeds of up to $5,000,000. We are using the Form 1-A disclosure format in the offering circular. As of the date we have prepared this Regulation CF offering statement, we have sold approximately $2,800,000 of our common stock in this Regulation A offering. The sale of additional shares under Regulation A will increase the number of shares and dilute your ownership percentage of our Company.

28. Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition and business. The United States and other countries have experienced, and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

29. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

30. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

31. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

32. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

33. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

34. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

35. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

36. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

37. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

38. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

39. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Clickstream Corp. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,070,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

The funds will be used to (1) acquire equipment to produce Game shows,(2) market and advertise the Game shows, (3) pay cash prizes for the Game shows and, (4) compensate Management to make items 1 to 3 happen.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,430
Compensation for managers	$0	$150,000
Marketing	$5,000	$500,000
Cash Prizes	$4,510	$200,000
Advertising	$0	$117,570
Furniture, Fixtures and Equipment	$0	$50,000
Total Use of Proceeds	**$10,000**	**$1,070,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Clickstream Corp. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing.

Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $0.05 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	2,000,000,000	168,210,625	Yes	
Preferred stock	6,000,000	0	Yes	
Series A Convertible Preferred Stock	4,000,000	4,000,000	Yes	The Series A Convertible Preferred Stock has full ratchet antidilution protection rights as to the total number of issued and outstanding shares of common stock and preferred stock of the Company from time to time, at the rate of 80%, calculated on a fully diluted basis.

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The Series A Convertible Preferred Stock shall have and maintain at all times, full ratchet anti-dilution protection rights as to the total number of issued and outstanding shares of common stock and preferred stock of the Company from time to time, at the rate of 80%, calculated on a fully-diluted basis.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Series A Convertible Preferred Stock has full ratchet antidilution protection rights as to the total number of issued and outstanding shares of common stock and preferred stock of the Company from time to time, at the rate of 80%, calculated on a fully diluted basis.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

There are no individuals who own more than 20% of the outstanding voting shares

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At the issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

Investors with a minority ownership in Clickstream Corp will be subject to the same risks as any investor with a minority stake in the company. Primarily, minority investors will not have the voting rights required to influence company direction at their discretion.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional securities will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline. A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Richard Wachtel
Amount Outstanding:	$65,000
Interest Rate:	0.0%
Maturity Date:	January 30, 2020
Other Material Terms:	Payable from Reg A Use of Proceeds
Creditor(s):	Jeff Ransom
Amount Outstanding:	$10,000
Interest Rate:	0.0%
Maturity Date:	September 20, 2016
Other Material Terms:	Payable from reg A use of proceeds
Creditor(s):	Corram Holdings LLC.
Amount Outstanding:	$7,500
Interest Rate:	0.0%
Maturity Date:	March 12, 2017
Other Material Terms:	Payable from Reg A use of proceeds
Creditor(s):	Brian Swan & Fred Weiner
Amount Outstanding:	$30,000
Interest Rate:	0.0%
Maturity Date:	January 14, 2018
Other Material Terms:	

Creditor(s):	All Energy, LLC.
Amount Outstanding:	$50,000
Interest Rate:	0.0%
Maturity Date:	September 4, 2020
Other Material Terms:	

Earlier of First Proceeds from Reg A Offering or 9-4-20

Creditor(s):	Christine Arenella
Amount Outstanding:	$30,000
Interest Rate:	0.0%
Maturity Date:	September 4, 2020
Other Material Terms:	

Earlier of First Proceeds from Reg A Offering or 9-4-20

Creditor(s):	Kagel Law Client Trust Account
Amount Outstanding:	$100,000
Interest Rate:	0.0%
Maturity Date:	September 6, 2020
Other Material Terms:	

Earlier of First Proceeds from Reg A Offering or 9-4-20

Creditor(s):	Kagel Law Client Trust Account
Amount Outstanding:	$150,000
Interest Rate:	0.0%
Maturity Date:	September 4, 2020
Other Material Terms:	

Creditor(s):	GooooGreen, Inc.
Amount Outstanding:	$350,000
Interest Rate:	10.0%
Maturity Date:	August 11, 2021
Other Material Terms:	

The Company granted to the note holder a continuing lien against all assets owned or acquired by the Company to secure payment obligation.

25. **What other exempt offerings has Clickstream Corp. conducted within the past three years?**

Date of Offering:	05/2018
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$31,250
Use of Proceeds:	Consideration for Loan Proceeds

Date of Offering:	08/2018
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$25,000
Use of Proceeds:	Consideration for Loan Extension

Date of Offering: 06/2020

Exemption:

Reg. A+, Tier 1 - up to $20M (Title IV of JOBS Act)

Securities Offered:	Common Stock
Amount Sold:	$800,000

Use of Proceeds:

Proceeds are used for application development, marketing, salaries, prizes for games, rent and payment of outstanding liabilities.

Date of Offering: 08/2020

Exemption:

Reg. A+, Tier 1 - up to $20M (Title IV of JOBS Act)

Securities Offered:	Common Stock
Amount Sold:	$2,025,000

Use of Proceeds:

Proceeds are used for application development, marketing, salaries, prizes for games, rent and payment of outstanding liabilities.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Our fiscal year is September 30, and we have provided audited financial statements for the year ended September 30, 2019. For the year ended September 30, 2019, we incurred consulting and professional fee expenses with related parties of $9,000, as compared to $543,000 for the year ended September 30, 2018. For the year ended September 30, 2019, we incurred general and administrative expenses of $10,000, as compared to $5,000 for the year ended September 30, 2018. We have also provided our unaudited financial statements for the nine months ended June 30, 2020 (see other financial information). During this period we incurred an operating loss of $545,000 from expenses of $161,000 in research, $306,000 in general and administrative costs, and $78,000 in consulting and professional fees from related parties. We are attempting to raise $5,000,000 in a Regulation A offering, and we have successfully raised approximately $2,800,000 by selling shares of our common stock at $0.05 per share. These shares are being purchased by accredited investors and are free from trading restrictions. We believe we have ample cash to operate and grow our business for at least one year. We have not yet generated revenue.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Audit Report: auditreport.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**

1. association with an entity regulated by such commission, authority, agency or officer?
2. engaging in the business of securities, insurance or banking?
3. engaging in savings association or credit union activities?

    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Clickstream Corp. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Video Transcription Translation: Rich: Hi, how's everybody doing today? This is Rich here and we have a Rich TV Live with our very special guest. It is Frank, the CEO of Clickstream. How are you doing today, Frank? Frank: I'm doing great, Rich. How are you? R: I'm doing very well. And why don't

we just get started and you can tell us a little bit about what is Clickstream and what does the company do? F: So, Clickstream is a digital content network where we provide original, unique content pretty much for all ages. And our first app that we're launching in September is an app called WinQuik, and, so, we're excited about the launch. R: Very good, very good. And what separates Clickstream WinQuik from other trivia apps? F: So, you know, we're just not another trivia app company. You know, Clickstream's WinQuik game platform is synchronized between the digital and the mobile network. So we stream live digital content and we'll let our players compete for real money and prizes. And you can do it in your office or you can do it on the subway through your handheld. So if you think about us as a network...whether CBS, ABC...we're a digital content network, and that's really what we're about. R: Wow. And has the platform been hard to create? F: So the platform has been exceedingly hard to create. But let me just go back and give you one more differentiator. So, as a company, we've been able to attract some real, you know, rockstars in the media industry. R: Wow. F: So, for example, we have Brian Baldinger, you know, NFL Network, ex-football player. Amber Theoharis, our VP of Original Programming and, you know, obviously she's very well known...ESPN, NFL Network. And then we have the Sultan of sports trivia, Howie Schwab. R: Wow. F: He's on our network. Yeah, he's on our network. And we just signed up Josh Dobbs, the quarterback for the Jacksonville Jaguars. R: Wow. F: And he's doing, yeah, he's doing a show on outer space. R: Amazing. F: And then we have, like, Mykel Hawke, who's an ex-Green Beret, who's going to be doing a show on survival. And then we recently signed up a celebrity chef...you probably know him...Jordan Andino. He's going to be doing a culinary show. So we sort of have a unique blend of original content just coming out of the gate, so we're really excited about it. R: You guys should open up a stock show, and I'm your guy. I'm telling you. I'm just telling you. If you want 97 percent winners, the numbers speak for themselves. F: That's not a bad idea. That's not a bad idea. R: What's next for Clickstream and WinQuik? F: Well, there was another question that you asked about was this, you know, was this hard to develop? And I see it as a barrier to entry. It's been an incredibly complex process, you know, to develop this platform. It has taken many years of hard work by some extremely talented people. You know, business people, technology people, entertainment experts. And, so, you know, with the launch coming in September, we're super excited. You know, we partnered with a world-class development team from InfinixSoft, and we finally cleared all the major technological hurdles that the company had to jump over, and we're excited. We're launching in September. R: Wow. Congratulations. F: Thank you. R: Now, after WinQuik, does Clickstream have plans for another technology platform or app? F: So, yes we do. However, our whole focus is on launching this app, right. The success of the company is focused on September, so we don't want to get anybody internally distracted outside of WinQuik. But, yes, Rich, we have several products in the pipeline. This is our first product that we're excited about. R: Great. Now, there's obviously different levels of being a public sector - in the public sector. Currently, you guys are on the Pink Sheets. Are there any plans to uplist to the OTCQB? F: Absolutely. In fact, we're just finishing our audits now, and we believe we'll be uplisted to the QB this quarter. R: Wow. F: Yeah, and as you know, being on the QB...it provides higher quality trading, improved market visibility and enhanced trading liquidity for our shareholders. So, we're doing this to help our shareholders and to create a better platform for them. R: So you guys are planning to be an SEC fully reporting company, fully compliant, up-to-date on all your financials? F: Yes, that's right. Our plan right now is that we should be totally SEC compliant in the first quarter/second quarter of 2021. R: Very good. So, right around the corner. Very good. And does Clickstream plan to do a reverse split in common stock? F: That's not even, you know, that's not even on our radar right now. I mean, we're totally focused internally, I mean, everybody from the CFO, to the program developers, to our PR firm. We're just focused on launching our app WinQuik. R: Ok. F: So it's not even in discussions internally. R: Ok, good. We don't like those. [laughter] R: Um, how can we best find out more information regarding Clickstream, Frank? F: Well, you can go on clickstream.technology or you can reach us on info@clickstream.technology. So those are a couple of ways you can reach out for us and learn more about us. R: Now, we're an investment community, and thank you for all your time and answering all your questions today. If there was an investor that was watching this video and they wanted to know why they should invest in Clickstream, what would you tell them? F: So I would tell them that we're really the first digital content programmer that synchronizes between your desktop and your mobile, and we're also the first to offer real celebrities, real people that are experts in their area, to do these trivia shows. So it's exciting for the viewer and it's very competitive. If you're a competitive person, the way it works is whoever gets the answers the fastest...the correct answers the fastest...is a winner. And, so, you know, you can see how this could be very competitive. And with any network, original programming

is key. So, they can look forward, you know, the investor can look forward to seeing some very unique, original programming coming out of Clickstream. R: That sounds fantastic. Well, I know that myself and our community will be watching very closely. Congratulations on all your success. Hopefully you're able to achieve all these objectives, get on the OTCQB, and get fully compliant and reporting, and hopefully we'll see the stock go much higher. Congratulations on all your success thus far. And, this is Frank, the CEO of Clickstream. F: Rich, thank you so much. R: Have a nice day.

The following documents are being submitted as part of this offering:

Governance:
Certificate of Incorporation: certificateofincorporation.pdf
Corporate Bylaws: corporatebylaws.pdf
Opportunity:
Offering Page JPG: offeringpage.jpg
Pitch Deck: pitchdeck.pdf
Financials:
Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.clickstream.technology

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.